ORIGINAL





# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



## FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

**Commission file number: 001—34534**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Athens Federal Community Bank Employee's 401(k) Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Athens Bancshares Corporation**
**106 Washington Avenue, N.W.**
**Athens, Tennessee 37303**

## REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Athens Federal Community Bank Employee's 401(k) Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500.

# APPENDIX I
# FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

| SCHEDULE I (Form 5500) | Financial Information—Small Plan | OMB No. 1210-0110 |
|---|---|---|
| Department of the Treasury Internal Revenue Service<br>Department of Labor Employee Benefits Security Administration<br>Pension Benefit Guaranty Corporation | This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).<br>▶ **File as an attachment to Form 5500.** | **2012**<br>**This Form is Open to Public Inspection** |

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

| | |
|---|---|
| **A** Name of plan<br>ATHENS FEDERAL COMMUNITY BANK EMPLOYEE'S 401(K) PLAN | **B** Three-digit plan number (PN) ▶ 003 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>ATHENS FEDERAL COMMUNITY BANK | **D** Employer Identification Number (EIN)<br>62-0118775 |

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

## Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

| **1 Plan Assets and Liabilities:** | | **(a) Beginning of Year** | **(b) End of Year** |
|---|---|---|---|
| **a** Total plan assets | **1a** | 6474194 | 8205394 |
| **b** Total plan liabilities | **1b** | | |
| **c** Net plan assets (subtract line 1b from line 1a) | **1c** | 6474194 | 8205394 |
| **2 Income, Expenses, and Transfers for this Plan Year:** | | **(a) Amount** | **(b) Total** |
| **a** Contributions received or receivable: | | | |
| (1) Employers | **2a(1)** | 143530 | |
| (2) Participants | **2a(2)** | 316349 | |
| (3) Others (including rollovers) | **2a(3)** | 6437 | |
| **b** Noncash contributions | **2b** | | |
| **c** Other income | **2c** | 1637236 | |
| **d** Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) | **2d** | | 2103552 |
| **e** Benefits paid (including direct rollovers) | **2e** | 351240 | |
| **f** Corrective distributions (see instructions) | **2f** | | |
| **g** Certain deemed distributions of participant loans (see instructions) | **2g** | | |
| **h** Administrative service providers (salaries, fees, and commissions) | **2h** | 19692 | |
| **i** Other expenses | **2i** | 1420 | |
| **j** Total expenses (add lines 2e, 2f, 2g, 2h, and 2i) | **2j** | | 372352 |
| **k** Net income (loss) (subtract line 2j from line 2d) | **2k** | | 1731200 |
| **l** Transfers to (from) the plan (see instructions) | **2l** | | |

**3 Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

| | | **Yes** | **No** | **Amount** |
|---|---|---|---|---|
| **a** Partnership/joint venture interests | **3a** | | X | |
| **b** Employer real property | **3b** | | X | |
| **c** Real estate (other than employer real property) | **3c** | | X | |
| **d** Employer securities | **3d** | X | | 5004201 |
| **e** Participant loans | **3e** | X | | 235138 |

| | | Yes | No | Amount |
|---|---|---|---|---|
| **3f** Loans (other than to participants) | 3f | | X | |
| **g** Tangible personal property | 3g | | X | |

## Part II Compliance Questions

| **4** During the plan year: | | Yes | No | Amount |
|---|---|---|---|---|
| **a** Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.) | 4a | | X | |
| **b** Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance. | 4b | | X | |
| **c** Were any leases to which the plan was a party in default or classified during the year as uncollectible? | 4c | | X | |
| **d** Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) | 4d | | X | |
| **e** Was the plan covered by a fidelity bond? | 4e | X | | 7500000 |
| **f** Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | 4f | | X | |
| **g** Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4g | | X | |
| **h** Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4h | | X | |
| **i** Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? | 4i | X | | 5004201 |
| **j** Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? | 4j | | X | |
| **k** Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) | 4k | X | | |
| **l** Has the plan failed to provide any benefit when due under the plan? | 4l | | X | |
| **m** If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.) | 4m | | X | |
| **n** If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3 | 4n | | | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:**

**5b** If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| **5b(1)** Name of plan(s) | **5b(2)** EIN(s) | **5b(3)** PN(s) |
|---|---|---|
| | | |
| | | |
| | | |

## Part III Trust Information (optional)

| **6a** Name of trust | **6b** Trust's EIN |
|---|---|
| | |

## SUMMARY ANNUAL REPORT FOR
## ATHENS FEDERAL COMMUNITY BANK EMPLOYEE'S 401(K) PLAN

This is a summary of the annual report for the ATHENS FEDERAL COMMUNITY BANK EMPLOYEE'S 401(K) PLAN (Employer Identification Number 62-0118775) for the plan year 01/01/2012 through 12/31/2012. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

### Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $372,352. These expenses included $19,692 in administrative expenses and $351,240 in benefits paid to participants and beneficiaries, and $1,420 in other expenses. A total of 106 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $8,205,394 as of the end of the plan year, compared to $6,474,194 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $1,731,200. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $2,103,552, including employer contributions of $143,530, employee contributions of $316,349, other contributions/other income of $6,437 and earnings from investments of $1,637,236.

### Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2012 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

| | |
|---|---|
| Reliance Trust Company | $2,961,117 |

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact MICHAEL R. HUTSELL, who is a representative of the plan administrator, at 106 WASHINGTON AVENUE, N.W., ATHENS, TN 37303 and phone number, 423-745-1111.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

**Your Rights to Additional Information**

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of MICHAEL R. HUTSELL, who is a representative of the plan administrator, at 106 WASHINGTON AVENUE, N.W., ATHENS, TN 37303 and phone number, 423-745-1111.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 106 WASHINGTON AVENUE, N.W., ATHENS, TN 37303, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/3/13

**Athens Federal Community Bank**
**Employee's 401(k) Plan**

By: Michael R. Hutsell

Michael R. Hutsell
Plan Administrator